APR 5 2004 ARS

PiE, 12-31-03

Pacific Financial Corporation



2003 ANNUAL REPORT

LETTER TO SHAREHOLDERS

My fellow shareholders:

2003 was another eventful year to be added into our company's history book. Late in 2003 we announced the proposed merger between Pacific Financial Corporation and BNW Bancorp Inc., a young but successful one-bank holding company located in Bellingham, Washington. The merger was officially completed on February 27, 2004. The boards of both companies view the merger as having long-term financial benefits for our customers and shareholders.

Pacific Financial Corporation finished 2003 with its best financial performance on record. Overall earnings increased by $663,000, or roughly 25 cents per share. In addition, the annual cash dividend paid to shareholders in January 2004 was increased 5 cents per share to $1.40. Our financial performance ratios were also strong; Return on Beginning Equity was 18.6%, while Return on Average Assets was 1.6%.

These substantial results are directly related to the productive efforts of our employees. Listed below are some additional financial highlights that further demonstrate the quality results from our employees:

- Deposits increased by approximately $35,000,000 (15.8%).
- Loans increased by more than $14,000,000 (7.7%).
- Impaired loans declined $1,849,000 (79.9%).
- Foreclosed real estate declined $588,000 (85.7%).
- Net loan losses declined $355,000 (60.2%).
- The new Clatsop County Loan Production office, in only five months, added $10,083,000 in total loans by year-end 2003.

In the fall of last year we introduced our newest board member, Randy Rust, former co-owner of Westport Shipyards, a major high-end yacht builder. As you may recall, we have been adding new board members in anticipation of planned board retirements.

At the April Annual Shareholder meeting, we invite all shareholders to celebrate the many quality years of board service for our retiring board members, Sidney Snyder and Robert Hall. Their contributions as board members have been exemplary. Their vision and oversight have clearly proved to add value to our company over the past three decades.

I would like to thank the shareholders of Pacific Financial Corporation along with our new shareholders merging in from BNW Bancorp Inc. Your past and ongoing support has been, and will continue to be, significant to our success.

Sincerely,

Dennis Long
President & CEO

IN DEDICATION

Without the dedication of the men and women who make up the Pacific Financial Corporation family, none of our success would be possible. We would like to recognize two directors who are retiring in April 2004 and who have demonstrated a lifelong commitment to the success of our company and our communities. We wish them well in their future endeavors and thank them for their decades of steadfast leadership and guidance.

Sidney R. Snyder



A founding director of The Bank of the Pacific, Sidney R. Snyder has served as Vice Chairman of the Board of Pacific Financial Corporation since December 1999. The former Senator Snyder also served as Chairman of the Board of The Bank of the Pacific from 1971 until November 2000. He has been the owner of Sid's Food Market in Seaview, Washington since 1953. Mr. Snyder recently retired from the Washington State Senate where he served since 1990 and also served as Senate Majority Leader.

Robert A. Hall



Robert A. Hall is a private investor and a partner in Northwest Health Care Linen Co., LLC in Bellingham, Washington. Previously, Mr. Hall was the owner of three convalescent homes in Washington. Mr. Hall served as Vice Chairman of the Board of the Company from March to December 1999. Mr. Hall also served as Vice Chairman of the Board of The Bank of the Pacific from 1981 to 1999.

SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data of the Company at and for the years ended December 31:

	2003	2002	2001	2000	1999
	($ in thousands, except per share data)				
Operations Data					
Net interest income	$ 12,541	$ 11,788	$ 11,572	$ 11,675	$ 11,430
Provision for credit losses	—	954	580	635	60
Noninterest income	1,846	2,059	1,529	1,217	1,255
Noninterest expense	7,945	7,414	7,193	7,530	7,011
Provision for income taxes	1,863	1,563	1,521	1,424	1,692
Net income	4,579	3,916	3,807	3,303	3,922
Net income per share:					
Basic	1.82	1.57	1.53	1.33	1.60(1)
Diluted	1.79	1.56	1.52	1.31	1.59(1)
Dividends declared	3,530	3,392	3,289	3,204	3,105
Dividends declared per share	1.40	1.35	1.32	1.28	1.25(1)
Dividends paid ratio	77%	87%	86%	97%	79%

(1) Restated to reflect the 5 for 1 stock split effected in July 2000.

	2003	2002	2001	2000	1999
Performance Ratios					
Net interest margin	4.75%	5.05%	5.16%	5.14%	5.10%
Efficiency ratio	55.22%	53.54%	54.90%	58.41%	55.27%
Return on average assets	1.61%	1.54%	1.55%	1.34%	1.64%
Return on average equity	17.10%	15.81%	15.57%	14.95%	17.26%
Balance Sheet Data					
Total assets	$306,715	268,534	243,617	253,313	242,189
Loans, net	197,500	183,031	174,495	175,142	150,734
Total deposits	260,800	225,254	214,644	213,511	206,139
Other borrowings	14,500	12,800	—	11,358	9,675
Shareholders' equity	25,650	24,683	23,514	22,743	21,438
Book value per share	10.17	9.82	9.44	9.09	8.63(1)
Equity to assets ratio	8.36%	9.19%	9.65%	8.98%	8.85%

(1) Restated to reflect the 5 for 1 stock split effected in July 2000.

	2003	2002	2001	2000	1999
Asset Quality Ratios					
Nonperforming loans to total loans	.27%	1.00%	.71%	1.93%	.21%
Allowance for loan losses to total loans	1.12%	1.33%	1.19%	1.14%	1.26%
Allowance for loan losses to nonperforming loans	411.40%	132.67%	168.18%	59.24%	612.69%
Nonperforming assets to total assets	.18%	.69%	.51%	1.35%	.13%

TABLE OF CONTENTS

Independent Auditor's Report	1
Consolidated Financial Statements	2-6
Notes to Consolidated Financial Statements	7-28
Forward Looking Information	29
Management's Discussion & Analysis of Financial Condition and Results of Operations	30-47
General Corporate & Shareholder Information	48
Directors & Officers	49

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Financial Report

December 31,
2003

Independent Auditor's Report

Board of Directors
Pacific Financial Corporation
Aberdeen, Washington

We have audited the accompanying consolidated balance sheets of **Pacific Financial Corporation and Subsidiary** as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Pacific Financial Corporation and Subsidiary** as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey + Pullen, LLP

Tacoma, Washington
January 30, 2004

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets
(Dollars in Thousands)

December 31, 2003 and 2002

	2003	2002
Assets		
Cash and due from banks	$ 9,280	$ 8,473
Interest bearing deposits in banks	15,392	373
Federal funds sold	5,000	—
Securities available for sale	57,473	52,230
Securities held to maturity (market value $8,097 and $10,414)	7,988	10,362
Federal Home Loan Bank stock, at cost	915	866
Loans held for sale	—	286
Loans	199,738	185,504
Allowance for credit losses	2,238	2,473
Loans—net	**197,500**	**183,031**
Premises and equipment	3,967	3,850
Foreclosed real estate	98	686
Accrued interest receivable	1,275	1,493
Cash surrender value of life insurance	6,193	5,898
Other assets	1,634	986
Total assets	**$306,715**	**$268,534**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Demand, non-interest bearing	$ 43,862	$ 40,084
Savings and interest-bearing demand	131,493	103,193
Time, interest-bearing	85,445	81,977
Total deposits	**260,800**	**225,254**
Accrued interest payable	234	318
Short-term borrowings	—	1,800
Long-term borrowings	14,500	11,000
Other liabilities	5,531	5,479
Total liabilities	**281,065**	**243,851**
Commitments and Contingencies	**—**	**—**
Shareholders' Equity		
Common stock (par value $1); authorized: 25,000,000 shares; issued and outstanding: 2003—2,521,539 shares; 2002—2,512,659 shares	2,522	2,513
Additional paid-in capital	10,005	9,839
Retained earnings	12,663	11,614
Accumulated other comprehensive income	460	717
Total shareholders' equity	**25,650**	**24,683**
Total liabilities and shareholders' equity	**$306,715**	**$268,534**

See notes to consolidated financial statements.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Income
(Dollars in Thousands, Except Per Share Amounts)
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest Income			
Loans	$13,350	$13,175	$14,994
Federal funds sold and deposits in banks	118	107	410
Securities available for sale:			
Taxable	1,570	1,401	1,638
Tax-exempt	484	501	545
Securities held to maturity:			
Taxable	168	139	—
Tax-exempt	210	270	264
Federal Home Loan Bank stock dividends	49	186	251
Total interest income	**15,949**	**15,779**	**18,102**
Interest Expense			
Deposits	2,923	3,747	6,340
Short-term borrowings	—	4	190
Long-term borrowings	485	240	—
Total interest expense	**3,408**	**3,991**	**6,530**
Net interest income	**12,541**	**11,788**	**11,572**
Provision for Credit Losses	—	954	580
Net interest income after provision for credit losses	**12,541**	**10,834**	**10,992**
Non-Interest Income			
Service charges on deposit accounts	1,027	1,069	828
Mortgage broker fees	101	3	32
Income from and gains on sale of foreclosed real estate	26	292	139
Net gains from sales of loans	34	—	—
Net gains on sales of securities available for sale	4	—	—
Earnings on bank owned life insurance	328	350	167
Other operating income	326	345	363
Total non-interest income	**1,846**	**2,059**	**1,529**
Non-Interest Expense			
Salaries and employee benefits	4,764	4,196	4,058
Occupancy	433	419	409
Equipment	532	565	554
State taxes	69	206	227
Data processing	305	268	214
Other	1,842	1,760	1,731
Total non-interest expense	**7,945**	**7,414**	**7,193**
Income before income taxes	**6,442**	**5,479**	**5,328**
Income Taxes	1,863	1,563	1,521
Net income	**$ 4,579**	**$ 3,916**	**$ 3,807**
Earnings Per Share			
Basic	$ 1.82	$ 1.57	$ 1.53
Diluted	1.79	1.56	1.52

See notes to consolidated financial statements.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders' Equity
(Dollars in Thousands)

Years Ended December 31, 2003, 2002 and 2001

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2000	2,503,130	$2,503	$ 9,859	$10,572	$(191)	$22,743
Comprehensive income:						
Net income	—	—	—	3,807	—	3,807
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	—	—	—	—	599	599
Comprehensive income						**4,406**
Stock options exercised	12,750	13	150	—	—	163
Repurchase of common stock	(24,281)	(24)	(486)	—	—	(510)
Issuance of common stock	30	—	1	—	—	1
Cash dividends declared ($1.32 per share)	—	—	—	(3,289)	—	(3,289)
Balance at December 31, 2001	**2,491,629**	**2,492**	**9,524**	**11,090**	**408**	**23,514**
Comprehensive income:						
Net income	—	—	—	3,916	—	3,916
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	—	—	—	—	309	309
Comprehensive income						**4,225**
Stock options exercised	21,000	21	275	—	—	296
Issuance of common stock	30	—	1	—	—	1
Cash dividends declared ($1.35 per share)	—	—	—	(3,392)	—	(3,392)
Tax benefit from exercise of stock options	—	—	39	—	—	39
Balance at December 31, 2002	**2,512,659**	**2,513**	**9,839**	**11,614**	**717**	**24,683**
Comprehensive income:						
Net income	—	—	—	4,579	—	4,579
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	—	—	—	—	(257)	(257)
Comprehensive income						**4,322**
Stock options exercised	8,850	9	165	—	—	174
Issuance of common stock	30	—	1	—	—	1
Cash dividends declared ($1.40 per share)	—	—	—	(3,530)	—	(3,530)
Balance at December 31, 2003	**2,521,539**	**$2,522**	**$10,005**	**$12,663**	**$ 460**	**$25,650**

See notes to consolidated financial statements.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows
(Dollars in Thousands)

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 4,579	$ 3,916	$ 3,807
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	404	433	423
Provision for credit losses	—	954	580
Deferred income tax (benefit)	(144)	(82)	225
Originations of loans held for sale	—	(548)	—
Proceeds from sales of loans held for sale	286	262	—
Stock dividends received	(49)	(186)	(251)
Gain on sales of loans	(34)	—	—
Gain on sale of securities available for sale	(4)	—	—
Gain on sales of foreclosed real estate	(10)	(178)	—
Loss on sale of premises and equipment	11	—	—
Earnings on bank owned life insurance	(328)	(350)	(167)
(Increase) decrease in interest receivable	218	(88)	897
Decrease in interest payable	(84)	(123)	(338)
Write-down of foreclosed real estate	173	420	18
Other—net	(49)	929	(748)
Net cash provided by operating activities	**4,969**	**5,359**	**4,446**
Cash Flows from Investing Activities			
Net (increase) decrease in interest bearing deposits in banks	(15,019)	1,095	(988)
Net (increase) decrease in federal funds sold	(5,000)	3,505	(2,935)
Activity in securities available for sale:			
Sales	2,994	—	10,694
Maturities, prepayments and calls	12,343	14,109	36,987
Purchases	(21,275)	(34,338)	(24,828)
Activity in securities held to maturity:			
Maturities	3,919	3,481	190
Purchases	(1,654)	(8,920)	(1,123)
Federal Home Loan Bank stock redemption	—	3,133	—
Proceeds from sales of SBA loan pools	2,006	—	1,407
Increase in loans made to customers, net of principal collections	(16,709)	(10,046)	(5,165)
Purchases of premises and equipment	(511)	(261)	(509)
Proceeds from sales of premises and equipment	2	—	50
Additions to foreclosed real estate	(21)	—	—
Proceeds from sales of foreclosed real estate	734	707	161
Purchase of bank owned life insurance	—	—	(3,000)
Net cash provided by (used in) investing activities	**(38,191)**	**(27,535)**	**10,941**

See notes to consolidated financial statements.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows
(Dollars in Thousands)

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash Flows from Financing Activities			
Net increase in deposits	$ 35,546	$ 10,610	$ 1,133
Net increase (decrease) in short-term borrowings	(1,800)	1,800	(11,358)
Proceeds from issuance of long-term debt	3,500	11,000	3,000
Repayments of long-term debt	—	—	(3,000)
Common stock issued	175	297	164
Cash dividends paid	(3,392)	(3,289)	(3,204)
Repurchase of common stock and fractional shares	—	—	(510)
Net cash provided by (used in) financing activities	**34,029**	**20,418**	**(13,775)**
Net change in cash and due from banks	**807**	**(1,758)**	**1,612**
Cash and Due from Banks			
Beginning of year	8,473	10,231	8,619
End of year	**$ 9,280**	**$ 8,473**	**$ 10,231**
Supplemental Disclosures of Cash Flow Information			
Interest paid	$ 3,492	$ 4,114	$ 6,868
Income taxes paid	2,087	1,260	1,375
Supplemental Disclosures of Non-Cash Investing Activities			
Fair value adjustment of securities available for sale, net of tax	$ 257	$ 309	$ 599
Transfer of loans to foreclosed real estate	1,127	1,198	1,733
Financed sales of foreclosed real estate	839	629	514
Reclassification of loan receivable to securities available for sale	—	—	2,636

See notes to consolidated financial statements.

Note 1—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Pacific Financial Corporation (the Company) and its wholly owned subsidiary, The Bank of the Pacific (the Bank). All significant intercompany transactions and balances have been eliminated.

Nature of Operations

The Company is a holding company which operates primarily through its subsidiary bank. The Bank operates ten branches located in Grays Harbor, Pacific and Wahkiakum Counties in western Washington and one loan production office in Clatsop County Oregon. The Bank provides loan and deposit services to customers, who are predominately small- and middle-market businesses and middle-income individuals in western Washington and Oregon.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of foreclosed real estate and deferred tax assets.

Certain prior year amounts have been reclassified, with no change to net income or shareholders' equity, to conform to the 2003 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities, marketable equity securities and mutual funds that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Securities Held to Maturity

Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Note 1—Summary of Significant Accounting Policies *(Continued)*

Declines in the fair value of individual securities held to maturity and available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Federal Home Loan Bank Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value.

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income.

Loans

Loans are stated at the amount of unpaid principal, reduced by an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. The interest on these loans is accounted for on the cash-basis method, until qualifying for return to accrual.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level sufficient to provide for probable credit losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, delinquency levels, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of

Note 1—Summary of Significant Accounting Policies *(Continued)*

the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The appropriateness of the allowance for losses on loans is estimated based upon these factors and trends identified by management at the time consolidated financial statements are prepared.

When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

In accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, and SFAS No. 118, an amendment of SFAS No. 114, a loan is considered impaired when it is probable that a creditor will be unable to collect all amounts (principal and interest) due according to the contractual terms of the loan agreement. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for potential loss. When a loan has been identified as being impaired, the amount of the impairment is measured by using discounted cash flows, except when, as a practical expedient, the current fair value of the collateral, reduced by costs to sell, is used. When the measurement of the impaired loan is less than the recorded investment in the loan including accrued interest, an impairment is recognized by creating or adjusting an allocation of the allowance for loan losses.

A provision for credit losses is charged against income and is added to the allowance for credit losses based on quarterly assessments of the loan portfolio. The allowance for credit losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for credit losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is less. Gains or losses on dispositions are reflected in earnings.

Note 1—Summary of Significant Accounting Policies *(Continued)*

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the carrying amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operations of properties, are charged to operations.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank provides for income taxes separately and remits to the Company amounts currently due.

Stock-Based Compensation

At December 31, 2003, the Company has three stock-based employee compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to

Note 1—Summary of Significant Accounting Policies *(Continued)*

stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ended December 31:

	2003	2002	2001
Net income, as reported	$4,579	$3,916	$3,807
Less total stock-based compensation expense determined under fair value method for all qualifying awards, net of tax	86	93	10
Pro forma net income	**$4,493**	**$3,823**	**$3,797**
Earnings Per Share			
Basic:			
As reported	$ 1.82	$ 1.57	$ 1.53
Pro forma	1.79	1.54	1.52
Diluted:			
As reported	1.79	1.56	1.52
Pro forma	1.76	1.53	1.50

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash, Interest Bearing Deposits at Other Financial Institutions, and Federal Funds Sold

The carrying amounts of cash, interest bearing deposits at other financial institutions, and federal funds sold approximate their fair value.

Securities Available for Sale and Held to Maturity

Fair values for securities are based on quoted market prices.

Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank stock approximates its fair value.

Loans

For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 1—Summary of Significant Accounting Policies *(Continued)*

Deposit Liabilities

The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Short-Term Borrowings

The carrying amounts of federal funds purchased and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Borrowings

The fair values of the Bank's long-term borrowings are estimated using discounted cash flow analyses based on the Bank's incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest

The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments

The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Cash Equivalents and Cash Flows

The Company considers all amounts included in the balance sheet caption "Cash and due from banks" to be cash equivalents. Cash flows from loans, interest bearing deposits in banks, federal funds sold, short-term borrowings, and deposits are reported net.

The Company maintains balances in depository institution accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans.

Note 1—Summary of Significant Accounting Policies *(Continued)*

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. Gains and losses on securities available for sale are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement No. 149, *Amendments of Statement No. 133 on Derivative Instruments and Hedging.* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133. The Statement was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Implementation of the Statement on July 1, 2003 did not have a significant impact on the consolidated financial statements.

The Financial Accounting Standards Board has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and requires that certain freestanding financial instruments be reported as liabilities on the consolidated balance sheets. For the Company, the Statement is effective for the fiscal year beginning January 1, 2005 and implementation is not expected to have a significant impact on the consolidated financial statements.

Note 2—Restricted Assets

Federal Reserve Board regulations require that the Bank maintains certain minimum reserve balances in cash and on deposit with the Federal Reserve Bank, based on a percentage of deposits. The average amount of such balances for the years ended December 31, 2003 and 2002 were approximately $650.

Note 3—Securities

Investment securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2003				
U.S. Treasury and Government agency securities	$ 1,738	$ 81	$ —	$ 1,819
Obligations of states and political subdivisions	14,239	600	88	14,751
Mortgage-backed securities	16,121	181	91	16,211
Corporate bonds	4,122	122	11	4,233
Mutual funds	20,556	—	97	20,459
	$56,776	**$ 984**	**$287**	**$57,473**
December 31, 2002				
U.S. Treasury and Government agency securities	$ 2,165	$ 142	$ —	$ 2,307
Obligations of states and political subdivisions	11,502	609	13	12,098
Mortgage-backed securities	16,669	215	27	16,857
Corporate bonds	5,979	127	7	6,099
Mutual funds	14,828	47	6	14,869
	$51,143	**$1,140**	**$ 53**	**$52,230**
Securities Held to Maturity				
December 31, 2003				
State and municipal securities	$ 5,044	$ 75	$ 20	$ 5,099
Mortgage-backed securities	2,944	54	—	2,998
	$ 7,988	**$ 129**	**$ 20**	**$ 8,097**
December 31, 2002				
State and municipal securities	$ 3,751	$ 39	$ 28	$ 3,762
Mortgage-backed securities	6,611	41	—	6,652
	$10,362	**$ 80**	**$ 28**	**$10,414**

Note 3—Securities *(Continued)*

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, as of December 31, 2003 are summarized as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Total Fair Value	Unrealized Loss
Available for Sale						
Obligations of states and political subdivisions	$1,546	$ 88	$ —	$—	$ 1,546	$ 88
Mortgage-backed securities	3,375	67	2,942	24	6,317	91
Corporate bonds	1,094	11	—	—	1,094	11
Mutual funds	3,855	44	16,604	53	20,459	97
Total	**$9,870**	**$210**	**$19,546**	**$77**	**$29,416**	**$287**
Held to Maturity						
State and municipal securities	**$ 374**	**$ 16**	**$ 912**	**$ 4**	**$ 1,286**	**$ 20**

For all the above investment securities, the unrealized losses are generally due to changes in interest rates and, as such, are considered to be temporary by the Company.

The contractual maturities of investment securities held to maturity and available for sale at December 31, 2003 are as follows:

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 449	$ 456	$ 2,659	$ 2,733
Due from one year to five years	1,598	1,614	9,032	9,478
Due from five to ten years	964	1,011	5,263	5,437
Due after ten years	2,033	2,018	3,145	3,155
Mortgage-backed securities	2,944	2,998	16,121	16,211
Mutual funds	—	—	20,556	20,459
Total	**$7,988**	**$8,097**	**$56,776**	**$57,473**

Gross gains realized on sales of securities were $9 and gross losses realized were $5 in 2003. There were no sales of securities in 2002 and 2001.

Securities carried at approximately $18,691 at December 31, 2003 and $25,622 at December 31, 2002 were pledged to secure public deposits, borrowings at the Federal Home Loan Bank of Seattle, for other purposes required or permitted by law.

Note 4—Loans

Loans at December 31 consist of the following:

	2003	2002
Commercial and agricultural	$ 64,344	$ 69,794
Real estate:		
Construction	11,894	9,697
Residential 1-4 family	24,418	28,085
Multi-family	2,197	1,574
Commercial	85,933	65,336
Farmland	5,268	5,870
Consumer	5,684	5,148
	$199,738	**$185,504**

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2003	2002	2001
Balance at beginning of year	$2,473	$2,109	$2,026
Provision for credit losses	—	954	580
Charge-offs	(265)	(632)	(564)
Recoveries	30	42	67
Net charge-offs	**(235)**	**(590)**	**(497)**
Balance at end of year	**$2,238**	**$2,473**	**$2,109**

Following is a summary of information pertaining to impaired loans:

	2003	2002	2001
December 31			
Impaired loans without a valuation allowance	$ 342	$2,296	$ 482
Impaired loans with a valuation allowance	123	18	1,180
Total impaired loans	**$ 465**	**$2,314**	**$1,662**
Valuation allowance related to impaired loans	**$ 23**	**$ 2**	**$ 143**
Years Ended December 31			
Average investment in impaired loans	$1,412	$2,390	$1,262
Interest income recognized on a cash basis on impaired loans	12	13	2

At December 31, 2003, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due and still accruing interest at December 31, 2003 and 2002.

Certain related parties of the Company, principally directors and their associates, were loan customers of the Bank in the ordinary course of business during 2003 and 2002. Total loans outstanding at December 31, 2003 and 2002 to key officers and directors were $6,483 and $5,698, respectively. During 2003, new loans of $7,646 were made, and repayments totaled $6,861. In management's opinion, these loans and transactions

Note 4—Loans *(Continued)*

were on the same terms as those for comparable loans and transactions with non-related parties. No loans to related parties were on non-accrual, past due or restructured at December 31, 2003.

Note 5—Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2003	2002
Land	$ 1,125	$ 1,125
Premises	4,309	3,992
Equipment, furniture and fixtures	4,122	4,074
	9,556	**9,191**
Less accumulated depreciation and amortization	5,589	5,341
Total premises and equipment	**$ 3,967**	**$ 3,850**

Note 6—Deposits

The composition of deposits at December 31 is as follows:

	2003	2002
Demand deposits, non-interest bearing	$ 43,862	$ 40,084
NOW and money market accounts	79,185	52,651
Savings deposits	52,308	50,542
Time certificates, $100,000 or more	43,608	35,086
Other time certificates	41,837	46,891
Total	**$260,800**	**$225,254**

Scheduled maturities of time certificates of deposit are as follows for future years ending December 31:

2004	$ 59,040
2005	15,463
2006	2,041
2007	3,318
2008	5,583
	$ 85,445

Note 7—Long-Term Borrowings

Long-term borrowings at December 31, 2003 represent advances from the Federal Home Loan Bank bearing interest at 2.78% to 4.41% and maturing in various years as follows: 2004—$2,000; 2005—$2,000; 2006—$1,000; 2008—$3,500; and 2009—$6,000. The Bank has pledged $29,727 of securities and loans as collateral for these borrowings and short-term borrowings at December 31, 2003.

Note 8—Income Taxes

Income taxes are comprised of the following for the years ended December 31:

	2003	2002	2001
Current	$1,719	$1,645	$1,296
Deferred (benefit)	144	(82)	225
Total income taxes	**$1,863**	**$1,563**	**$1,521**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2003	2002
Deferred Tax Assets		
Allowance for credit losses	$ 634	$ 730
Deferred compensation	159	161
Other	12	8
Total deferred tax assets	**805**	**899**
Deferred Tax liabilities		
Unrealized gain on securities available for sale	$ 237	$ 369
Depreciation	167	119
Deferred revenue	886	884
Total deferred tax liabilities	**1,290**	**1,372**
Net deferred tax liabilities	**$ (485)**	**$ (473)**

Net deferred tax liabilities are included in other liabilities on the consolidated balance sheets.

The following is a reconciliation between the statutory and effective federal income tax rate for the years ended December 31:

	2003		2002		2001	
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income	Amount	Percent Pre-tax Income
Income tax at statutory rate	$2,255	35.0%	$1,918	35.0%	$1,865	35.0%
Adjustments resulting from:						
Tax-exempt income	(232)	(3.6)	(276)	(5.0)	(272)	(5.1)
Net earnings on life insurance policies	(103)	(1.6)	(111)	(2.0)	(26)	(.5)
Other	(57)	(.9)	32	.5	(46)	(.8)
Total income tax expense	**$1,863**	**28.9%**	**$1,563**	**28.5%**	**$1,521**	**28.6%**

Note 9—Employee Benefits

Incentive Compensation Plan

The Bank has a plan that provides incentive compensation to key employees if the Bank meets certain performance criteria established by the Board of Directors. The cost of this plan was $602, $435 and $355 in 2003, 2002 and 2001, respectively.

401(k) Plans

The Bank has established a 401(k) profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. Eligible employees may contribute up to 15% of their compensation. Matching contributions by the Bank are at the discretion of the Board of Directors. Contributions totaled $129, $126 and $115 for 2003, 2002 and 2001, respectively.

Director and Employee Deferred Compensation Plans

The Company has director and employee deferred compensation plans. Under the terms of the plans, a director or employee may participate upon approval by the Board. The participant may then elect to defer a portion of his or her earnings (directors' fees or salary) as designated at the beginning of each plan year. Payments begin upon retirement, termination, death or permanent disability, sale of the Company, the ten-year anniversary of the participant's participation date, or at the discretion of the Company. There are currently two participants in the plans. Total deferrals plus earnings were $105, $110 and $304 at December 31, 2003, 2002 and 2001, respectively. There is no expense to the Company for this plan.

The directors of a bank acquired by the Company in 1999 adopted two deferred compensation plans for directors—one plan providing retirement income benefits for all directors and the other, a deferred compensation plan, covering only those directors who have chosen to participate in the plan. At the time of adopting these plans, the Bank purchased life insurance policies on directors participating in both plans which may be used to fund payments to them under these plans. Cash surrender values on these policies were $2,819 and $2,700 at December 31, 2003 and 2002, respectively. In 2003, 2002 and 2001, the net (benefit)/cost recorded from these plans, including the cost of the related life insurance, was ($271), ($315) and ($104), respectively. Both of these plans were fully funded and frozen as of September 30, 2000. Plan participants were given the option to either remain in the plan until reaching the age of 70 or to receive a lump-sum distribution. Participants electing to remain in the plan will receive annual payments over a ten-year period upon reaching 70 years of age.

Qualified Non-Contributory Defined Benefit Plan

The Company maintained a non-contributory defined benefit plan covering substantially all employees of the former Bank of the Pacific, which was frozen and terminated on December 31, 2000. The Bank made annual contributions to the plan equal to the amount accrued for pension expenses, which were invested in shares of registered investment companies. Final funding of the plan did not occur until 2001 upon receipt of plan administrator distribution totals. Contributions of $149 were made in 2001.

Non-Qualified Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan to cover selected employees. Its annual contributions to the plan totaled $6, $6 and $8 in 2003, 2002 and 2001, respectively. Covered employees may also contribute to the plan.

Note 10—Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2003	2002
Commitments to extend credit	$44,044	$23,638
Standby letters of credit	2,715	2,326

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 67% of loan commitments is drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Certain executive officers have entered into employment contracts with the Bank which provide for contingent payments subject to future events.

The Bank has agreements with commercial banks for lines of credit totaling $17,200, none of which was used at December 31, 2003. In addition, the Bank has a credit line with the Federal Home Loan Bank of Seattle totaling 20% of assets, $14,500 of which was used at December 31, 2003. These borrowings are collateralized under blanket pledge and custody agreements.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

Note 11—Significant Concentrations of Credit Risk

Most of the Bank's business activity is with customers and governmental entities located in the state of Washington, including investments in state and municipal securities. Loans are generally limited by state banking regulations to 20% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss). As of December 31, 2003 the Bank's loans to companies in the hotel\motel industry

Note 11—Significant Concentrations of Credit Risk *(Continued)*

totaled $33,323 or 16% of total loans. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of borrowers in excess of $4.25 million.

Note 12—Stock Options

The Company's three stock incentive plans provide for granting incentive stock options, as defined under current tax laws, to key personnel and under the plan adopted in 2000, options not qualified for favorable tax treatment and other types of stock based awards. Under the first plan, options are exercisable 90 days from the date of grant. These options terminate if not exercised within ten years from the date of grant. If after six years from the date of grant fewer than 20% of the options have been exercised, they will expire at a rate of 20% annually. Under the second plan, the options are exercisable one year from the date of grant, at a rate of 10% annually. Options terminate if not exercised when they become available, and no additional grants will be made under these two plans. The plan adopted in 2000, authorizes the issuance of up to a total of 500,000 shares, (296,500 shares are available for grant at December 31, 2003). Under the 2000 plan, options either become exercisable ratably over five years or vest fully five years from the date of grant. Under the 2000 plan, the Company may grant up to 75,000 options for its common stock to a single individual in a calendar year.

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2003	2002	2001
Dividend yield	5.31%	5.67%	5.76%
Expected life	10 years	10 years	10 years
Risk-free interest rate	4.38%	5.49%	4.93%
Expected volatility	17.73%	18.99%	19.13%

The weighted average fair value of options granted during 2003 and 2002 was $2.86 and $3.03, respectively.

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's option awards.

Note 12—Stock Options *(Continued)*

A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates, is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	179,796	$22.26	184,300	$21.19	74,550	$18.21
Granted	62,004	25.61	23,996	23.34	126,000	22.22
Exercised	(8,850)	19.65	(21,000)	14.09	(12,750)	12.82
Forfeited	—	—	(7,500)	22.22	(3,500)	25.63
Outstanding at end of year	**232,950**	**$23.25**	**179,796**	**$22.26**	**184,300**	**$21.19**
Exercisable at end of year	76,999	$22.06	53,300	$21.08	32,165	$14.40

The following information summarizes information about stock options outstanding and exercisable at December 31, 2003:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$15.29	13,550	3	$15.29	13,550	$15.29
22.22 - 24.00	153,650	7	22.55	47,449	22.33
25.00	35,500	9	25.00	—	25.00
27.00	20,250	6	27.00	16,000	27.00
31.00	10,000	9	31.00	—	31.00
	232,950			**76,999**	

Note 13—Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

Note 13—Regulatory Matters *(Continued)*

As of December 31, 2003, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company and the Bank's actual capital amounts and ratios are also presented in the table. Management believes, as of December 31, 2003, the Company and the Bank meet all capital requirements to which they are subject.

	Actual Amount	Ratio	Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
			Amount	Ratio	Amount	Ratio
December 31, 2003						
Tier 1 capital (to average assets):						
Consolidated	$25,190	8.49%	$11,864	4.00%	N/A	N/A
Bank	24,651	8.31	11,864	4.00	$14,830	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	25,190	11.62	8,675	4.00	N/A	N/A
Bank	24,651	11.37	8,675	4.00	13,012	6.00
Total capital (to risk-weighted assets):						
Consolidated	27,428	12.65	17,350	8.00	N/A	N/A
Bank	26,889	12.40	17,350	8.00	21,687	10.00
December 31, 2002						
Tier 1 capital (to average assets):						
Consolidated	$23,966	8.92%	$10,753	4.00%	N/A	N/A
Bank	23,832	8.87	10,753	4.00	$13,441	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	23,966	11.73	8,172	4.00	N/A	N/A
Bank	23,832	11.67	8,171	4.00	12,257	6.00
Total capital (to risk-weighted assets):						
Consolidated	26,457	12.95	16,344	8.00	N/A	N/A
Bank	26,323	12.89	16,342	8.00	20,428	10.00

Note 14—Comprehensive Income

Net unrealized gains and losses include, net of tax, $254 of unrealized losses arising during 2003, $309 of unrealized gains arising during 2003 and $599 of unrealized gains arising during 2002, less reclassification

Note 14—Comprehensive Income *(Continued)*

adjustments of $3, $0 and $0 for gains included in net income in 2003, 2002 and 2001, respectively, as follows:

	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
2003			
Unrealized holding losses arising during the year	$(384)	$ 130	$(254)
Reclassification adjustments for gains realized in net income	(4)	1	(3)
Net unrealized losses	**$(388)**	**$ 131**	**$(257)**
2002			
Unrealized holding losses arising during the year	$ 467	$(158)	$ 309
Reclassification adjustments for gains realized in net income	—	—	—
Net unrealized gains	**$ 467**	**$(158)**	**$ 309**
2001			
Unrealized holding losses arising during the year	$ 908	$(309)	$ 599
Reclassification adjustments for gains realized in net income	—	—	—
Net unrealized gains	**$ 908**	**$(309)**	**$ 599**

Note 15—Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks, interest-bearing deposits with banks, and federal funds sold	$ 29,672	$ 29,672	$ 8,846	$ 8,846
Securities available for sale	57,473	57,473	52,230	52,230
Securities held to maturity	7,988	8,097	10,362	10,414
Federal Home Loan Bank stock	915	915	866	866
Loans receivable, net	197,500	200,449	183,031	188,247
Loans held for sale	—	—	286	286
Accrued interest receivable	1,275	1,275	1,493	1,493
Financial Liabilities				
Deposits	$260,800	$261,516	$225,254	$226,146
Short-term borrowings	—	—	1,800	1,800
Long-term borrowings	14,500	14,319	11,000	11,105
Accrued interest payable	234	234	318	318

Note 15—Fair Values of Financial Instruments *(Continued)*

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 16—Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2003			
Basic earnings per share:			
Net income	$4,579	2,512,844	$1.82
Effect of dilutive securities:			
Options	—	47,003	(.03)
Diluted earnings per share:			
Net income	**$4,579**	**2,559,847**	**$1.79**
Year Ended December 31, 2002			
Basic earnings per share:			
Net income	$3,916	2,492,526	$1.57
Effect of dilutive securities:			
Options	—	17,869	(.01)
Diluted earnings per share:			
Net income	**$3,916**	**2,510,395**	**$1.56**
Year Ended December 31, 2001			
Basic earnings per share:			
Net income	$3,807	2,491,426	$1.53
Effect of dilutive securities:			
Options	—	19,736	(.01)
Diluted earnings per share:			
Net income	**$3,807**	**2,511,162**	**$1.52**

The number of shares shown for "options" is the number of incremental shares that would result from the exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Note 17—Condensed Financial Information—Parent Company Only

Condensed Balance Sheets—December 31

	2003	2002
Assets		
Cash	$ 3,699	$ 3,467
Investment in the Bank	25,208	24,549
Due from the Bank	89	59
Other assets	184	—
Total assets	**$29,180**	**$28,075**
Liabilities and Shareholders' Equity		
Dividends payable	$ 3,530	$ 3,392
Shareholders' equity	25,650	24,683
Total liabilities and shareholders' equity	**$29,180**	**$28,075**

Condensed Statements of Income—Years Ended December 31

	2003	2002	2001
Dividend Income from the Bank	$3,729	$3,200	$3,670
Expenses	(96)	(59)	(69)
Income before income tax benefit	**3,633**	**3,141**	**3,601**
Income Tax Benefit	30	20	23
Income before equity in undistributed income of the Bank	**3,663**	**3,161**	**3,624**
Equity in Undistributed Income of the Bank	916	755	183
Net income	**$4,579**	**$3,916**	**$3,807**

Note 17—Condensed Financial Information—Parent Company Only *(Continued)*

Condensed Statements of Cash Flows—Years Ended December 31

	2003	2002	2001
Operating Activities			
Net income	$4,579	$3,916	$3,807
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(916)	(755)	(183)
Other—net	(214)	(19)	(1)
Net cash provided by operating activities	**3,449**	**3,142**	**3,623**
Investing Activities			
Increase in amounts due from the Bank	—	—	3,178
Financing Activities			
Common stock issued	175	297	164
Dividends paid	(3,392)	(3,289)	(3,204)
Repurchase of common stock and fractional shares	—	—	(510)
Net cash used in financing activities	**(3,217)**	**(2,992)**	**(3,550)**
Net increase in cash	**232**	**150**	**3,251**
Cash			
Beginning of year	3,467	3,317	66
End of year	**$3,699**	**$3,467**	**$3,317**

Note 18—Subsequent Event

On October 22, 2003, the Company announced the signing of a definitive agreement for the acquisition of BNW Bancorp, Inc. by merger. Upon completion of the transaction, each share of BNW Bancorp, Inc. common stock will be converted into the right to receive 0.85 shares of the Company's common stock. The Company will issue approximately 636,673 shares of its own stock to acquire all of BNW Bancorp, Inc.'s outstanding shares at an exchange ratio of 0.85 of the Company's shares. The merger, which has been unanimously approved by the directors of both companies, is subject to certain conditions, including approval of the shareholders of BNW Bancorp, Inc. and shareholders of the Company and the receipt of regulatory approval. The merger is expected to be completed in the first quarter of 2004. BNW Bancorp, Inc. will merge into Pacific Financial Corporation, immediately followed by the merger of Bank Northwest, a subsidiary of BNW Bancorp, Inc., into Bank of the Pacific. After the merger the combined organization will have assets of approximately $407 million, deposits of approximately $339 million, and shareholders' equity of approximately $44 million.

Note 19—Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003				
Interest income	$3,922	$3,991	$3,982	$4,054
Interest expense	899	896	824	789
Net interest income	**3,023**	**3,095**	**3,158**	**3,265**
Provision for credit losses	—	—	—	—
Non-interest income	444	457	539	406
Non-interest expenses	1,910	1,931	2,003	2,101
Income before income taxes	**1,557**	**1,621**	**1,694**	**1,570**
Income taxes	445	470	500	448
Net income	**$1,112**	**$1,151**	**$1,194**	**$1,122**
Earnings per common share:				
Basic	$ .44	$ .46	$ .48	$ .44
Diluted	.44	.45	.47	.43

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2002				
Interest income	$3,880	$3,930	$3,942	$4,027
Interest expense	971	981	1,046	993
Net interest income	**2,909**	**2,949**	**2,896**	**3,034**
Provision for credit losses	954	—	—	—
Non-interest income	454	704	477	424
Non-interest expenses	1,819	1,873	1,848	1,874
Income before income taxes	**590**	**1,780**	**1,525**	**1,584**
Income taxes	182	534	452	395
Net income	**$ 408**	**$1,246**	**$1,073**	**$1,189**
Earnings per common share:				
Basic	$ .16	$ .50	$ .43	$ .48
Diluted	.16	.50	.43	.47

FORWARD LOOKING INFORMATION

This report contains forward-looking statements that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to them. Forward-looking statements include information included in the following section discussing our possible future results of operations and statements preceded by, followed by or that include the words "believes", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

Any forward-looking statements in this report are subject to risks relating to, among other things, the following:

1. competitive pressures among depository and other financial institutions that may impede our ability to attract and retain borrowers, depositors and other customers, retain our key employees, and/or maintain our interest margins and fee income;
2. changes in the interest rate environment that may reduce margins and demand for our products and services;
3. effects of our recent acquisition of BNW Bancorp Inc. that may be dilutive to earnings per share if we do not realize expected cost savings or successfully integrate BNW Bancorp into the Company in a timely manner and without significant customer or employee disruptions or losses;
4. our growth strategy, particularly if accomplished through acquisitions, which may not be successful if we fail to accurately assess market opportunities, asset quality, anticipated cost savings, and transaction costs, or experience significant difficulty integrating acquired businesses or assets or opening new branches or similar offices;
5. general economic or business conditions, either nationally or in the state or regions in which we do business, that may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, including as a result of lower prices in the real estate market, or a reduced demand for credit;
6. decrease in real estate prices that may reduce the value of our security for some loans; and
7. a lack of liquidity in the market for our common stock that may make it difficult or impossible for you to liquidate your investment in our stock or lead to distortions in the market price of our stock.

Our management believes the forward-looking statements are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Many of the factors that will determine our future results and share value are beyond our ability to control or predict. We undertake no obligation to update forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Pacific's audited consolidated financial statements and related notes appearing elsewhere in this report.

RESULTS OF OPERATIONS

Years ended December 31, 2003, 2002, and 2001

General. The Company's net income for 2003 was $4,579,000, a 16.9% increase compared to $3,916,000 in 2002, and an increase of 20.3% from $3,807,000 in 2001. Basic earnings per share were $1.82, $1.57, and $1.53 for 2003, 2002, and 2001, respectively. Return on average assets was 1.61%, 1.54%, and 1.55% in 2003, 2002, and 2001, respectively. Return on average equity was 17.10%, 15.81%, and 15.57%, respectively, in 2003, 2002, and 2001. The increased earnings for the current year are primarily a result of the absence of a provision for credit losses due to improvement in nonperforming loans, coupled with increased interest income and a decrease in interest expense.

The following table presents condensed consolidated statements of income for the Company for each of the years in the three-year period ended December 31, 2003.

	2003	Increase (Decrease) Amount	%	2002	Increase (Decrease) Amount	%	2001
	(Dollars in thousands)						
Interest income	$15,949	$ 170	1.1	$15,779	$(2,323)	(12.8)	$18,102
Interest expense	3,408	(583)	(14.6)	3,991	(2,539)	(38.9)	6,530
Net interest income	12,541	753	6.4	11,788	216	1.9	11,572
Provision for credit losses	—	(954)	(100.0)	954	374	64.5	580
Net interest income after provision for credit losses	12,541	1,707	15.8	10,834	(158)	(1.4)	10,992
Other operating income	1,846	(213)	(10.3)	2,059	530	34.7	1,529
Other operating expense	7,945	531	7.2	7,414	221	3.1	7,193
Income before income taxes	6,442	963	17.6	5,479	151	2.8	5,328
Income taxes	1,863	300	19.2	1,563	42	2.8	1,521
Net income	4,579	663	16.9	3,916	109	2.9	3,807

Net Interest Income. The Company derives the majority of its earnings from net interest income, which is the difference between interest income earned on interest earning assets and interest expense incurred on interest bearing liabilities. The following table sets forth information with regard to average balances of the interest earning assets and interest bearing liabilities and the resultant yields or cost, net interest income, and the net interest margin.

	Year Ended December 31,								
	2003			2002			2001		
	Average Balance	Interest Income (Expense)	Avg Rate	Average Balance	Interest Income (Expense)	Avg Rate	Average Balance	Interest Income (Expense)	Avg Rate
Assets (dollars in thousands)									
Earning assets:									
Loans	$188,267	$13,381*	7.11%	$178,765	$13,212*	7.39%	$170,628	$15,032*	8.81%
Investment Securities:									
Taxable	48,206	1,738	3.61%	32,991	1,541	4.67%	27,360	1,638	5.99
Tax-Exempt	14,721	1,050*	7.13%	14,510	1,165*	8.03%	15,042	1,225*	8.14
Total investment securities	62,927	2,788	4.43%	47,501	2,706	5.70%	42,402	2,863	6.75
Federal Home Loan Bank Stock	887	49	5.52%	3,102	186	6.01%	3,657	251	6.86%
Federal funds sold and deposits in banks	11,855	118	1.00%	5,644	107	1.90%	11,339	410	3.61
Total earning assets/interest income	**$263,936**	**$16,336**	**6.18%**	**$235,013**	**$16,211**	**6.90%**	**$228,026**	**$18,556**	**8.14%**
Cash and due from banks	7,930			8,331			8,448		
Bank premises and equipment (net)	3,780			3,930			4,104		
Other assets	10,448			9,552			6,822		
Allowance for credit losses	(2,357)			(2,515)			(1,912)		
Total assets	**$283,737**			**$254,310**			**$245,488**		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Deposits:									
Savings and interest-bearing demand	$112,129	$ (827)	.74%	$104,111	$(1,080)	1.04%	$105,846	$(2,395)	2.26
Time	86,634	(2,096)	2.42%	79,664	(2,667)	3.35%	75,819	(3,945)	5.20
Total deposits	**$198,763**	**(2,923)**	**1.47%**	**183,775**	**(3,747)**	**2.04%**	**181,665**	**(6,340)**	**3.49**
Short-term borrowings	—	—	—	174	(4)	2.48%	3,065	(190)	6.20
Long-term borrowings	14,071	(485)	3.45%	6,548	(240)	3.67%	—	—	—
Total interest-bearing liabilities/Interest expense	**$212,834**	**$(3,408)**	**1.60%**	**$190,497**	**$(3,991)**	**2.10%**	**$184,730**	**$(6,530)**	**3.53**
Demand deposits	42,864			36,180			33,419		
Other liabilities	1,253			2,867			2,888		
Shareholders' equity	26,786			24,766			24,451		
Total liabilities and shareholders' equity	**$283,737**			**$254,310**			**$245,488**		
Net interest income		**$12,928***			**$12,220***			**$12,026***	
Net interest income as a percentage of average earning assets									
Interest income			6.18%			6.90%			8.14%
Interest expense			1.29%			1.72%			2.86%
Net interest income			**4.89%**			**5.18%**			**5.28%**

* Tax equivalent basis—34% tax rate used

Nonaccrual loans are included in "loans."

Interest income on loans include loan fees of $1,003,182, $778,605, and $708,270 in 2003, 2002, and 2001, respectively.

For purposes of computing the average yield, the Company used historical cost balances which do not give effect to changes in fair value that are reflected as a component of shareholders' equity.

Net interest income increased 6.4% to $12,541,000 in 2003 compared to 2002. The increase is primarily the result of no provision for credit losses during the year reflecting an improvement in the quality of the credit portfolio. The Company's interest income increased 1.1% to $15,949,000 in 2003 from $15,779,000 in 2002. This increase is due to the increased balances in interest bearing deposits in banks, fed funds sold, securities and loans. Although average earning assets balances increased, the continued overall decline in market interest rates resulted in a reduction in average interest rates for all interest earning categories. However, lower interest rates also led to a 14.6% decrease in interest expense to $3,408,000 in 2003, compared to $3,991,000 in 2002. Net interest income decreased 1.4% to $10,834,000 in 2002 compared to 2001. The decrease is primarily the result of a decreased interest rate environment in addition to an increase of $374,000 in the provision for credit losses during 2002. The Company's interest income decreased 12.8% to $15,779,000 in 2002 from $18,102,000 in 2001. The decrease was substantially offset by a 38.9% decrease in interest expense from $6,530,000 in 2001 to $3,991,000 in 2002.

The Company's average loan portfolio increased $9,502,000, or 5.3%, from yearend 2002 to yearend 2003, and increased $8,137,000, or 4.8%, from 2001 to 2002. The growth in 2003 is primarily due to the opening of a loan production office on August 1, 2003 in Gearhart, Oregon. A large portion of the Company's loan portfolio rates are tied to variable rate indexes. Given the unprecedented drop in rates experienced in both years 2001 and 2002 and the continued low interest rate environment, the decrease in rates overshadowed the growth in the portfolio, causing a further decline in the average interest rates earned.

The Company's average investment portfolio increased $15,426,000 or 32.5% from 2002. These investments were invested in various long-term investment products, resulting in an increase in earnings on the investment portfolio due to the change in yield earned on long-term products versus short-term products. The Company's average investment portfolio increased $5,099,000, or 12%, during 2002 from 2001. The changes in 2002 were primarily during the third quarter of 2002 and were in U.S. Government mortgage backed securities.

The Company's average deposits increased $14,988,000 or 8.2% from 2002, and increased $2,110,000 or 1.2% in 2002 from 2001. The primary reason for the increase in 2003 is due to an increase of $16,357,000 in the Company's N.O.W. checking accounts and an increase of $10,177,000 in money market accounts. Management attributes the deposit growth to its targeted marketing program and to consumer uncertainty regarding alternative investment options. Along with the increase in average deposits, the Company was able to reprice its deposit offerings to current market rates, yielding a decrease in interest expense.

The Company increased its average borrowings during 2003 by $7,523,000 or 114.9%. These borrowings consist of advances from the Federal Home Loan Bank of Seattle. The proceeds were used to fund loan growth and for investment purposes. The Company increased its average borrowings during 2002 by $6,548,000 or 100%.

Net interest margins were 4.75%, 5.05%, and 5.16% for the years ended December 31, 2003, 2002, and 2001, respectively.

The following table presents changes in net interest income attributable to changes in volume or rate. Changes not solely due to volume or rate are allocated to volume and rate based on the absolute values of each.

	2003 compared to 2002			2002 compared to 2001		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
	(dollars in thousands)					
Interest earned on:						
Loans	$ 687	$ (518)	$ 169	$ 690	$(2,510)	$(1,820)
Securities:						
Taxable	602	(405)	197	301	(398)	(97)
Tax-exempt	17	(132)	(115)	(43)	(17)	(60)
Total securities	619	(537)	82	258	(415)	(157)
Federal Home Loan Bank Stock	(123)	(14)	(137)	(35)	(30)	(65)
Fed funds sold and interest bearing deposits in other banks	79	(68)	11	(156)	(147)	(303)
Total interest earning assets	1,262	(1,137)	125	757	(3,102)	(2,345)
Interest paid on:						
Savings and interest bearing demand deposits	(78)	331	253	39	1,276	1,315
Time deposits	(218)	789	571	(191)	1,469	1,278
Other borrowings	(254)	13	(241)	(157)	103	(54)
Total interest bearing liabilities	(550)	1,133	583	(309)	2,848	2,539
Change in net interest income	712	(4)	708	448	(254)	(194)

Non-Interest Income. Non-interest income was $1,846,000 for 2003, a decrease of $213,000 or 10.3% from 2002 when it totaled $2,059,000. The 2002 amount was an increase of $530,000 or 34.7% compared to the 2001 total of $1,529,000.

In 2003, service charges on deposit accounts decreased $42,000 or 3.9% to a total of $1,027,000 compared to $1,069,000 in 2002. The 2002 total was up $241,000 or 29.1% compared to the 2001 total of $828,000. During the second half of 2001, a new customer overdraft protection program was implemented which contributed to the increase in service charges on deposit accounts during both 2001 and 2002. The decrease in 2003 was attributed to system changes related to commercial deposit relationships in which one month's charges were not assessed.

Income from sources other than service charges on deposit accounts totaled $819,000 in 2003, a decrease of $171,000 from 2002, or 17.3%. The primary reason for the decrease was income and gains on sale from foreclosed real estate, which decreased $266,000. The Company sold several foreclosed real estate properties in 2002 that recognized gains. Other major components of non-interest income were mortgage broker fees, gain on sale of loans and bank owned life insurance income. Income from other sources for 2002 was $990,000, an increase of $289,000 or 41.2% compared to 2001, primarily due to collecting operating revenues from a motel that was brought into foreclosed real estate and earnings from bank owned life insurance.

The following table represents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2003.

	2003	Increase (Decrease) Amount	%	2002	Increase (Decrease) Amount	%	2001
	(Dollars in thousands)						
Service charges on deposit accounts	$1,027	$ (42)	(3.9)%	$1,069	$241	29.1%	$ 828
Mortgage broker fees	101	98	326.7%	3	(29)	(90.6)%	32
Income from and gains on sale of foreclosed real estate	26	(266)	(91.1)%	292	153	110.1%	139
Net gains from sales of loans	34	34	100.0%	—	—	—	—
Net gain on sale of securities	4	4	100.0%	—	—	—	—
Earnings on bank owned life insurance	328	(22)	(6.3)%	350	183	109.6%	167
Other operating income	326	(19)	(5.5)%	345	(18)	(4.9)%	363
Total non-interest income	1,846	(213)	(10.3)%	2,059	530	34.7%	1,529

Non-Interest Expense. Total non-interest expense in 2003 was $7,945,000, an increase of $531,000 or 7.2% compared to $7,414,000 in 2002. In 2002 non-interest expense increased $221,000 or 3.1% compared to $7,193,000 in 2001.

Salary and employee benefits increased by $568,000, or 13.5%, in 2003 to $4,764,000 and increased by $138,000, or 3.4%, in 2002 compared to 2001. Salary and benefits increased primarily due to a larger employee base in 2003, as the Company opened a loan production office during the year and increased staffing levels in other areas, in addition to normal merit increases.

Occupancy and equipment expense decreased $19,000 or 1.9% in 2003 and increased $21,000 or 2.2% in 2002. The decrease in 2003 was due to reduced equipment depreciation expenses. The 2002 increase was the result of costs associated with maintenance of buildings and equipment.

State taxes paid in 2003 totaled $69,000, a decrease of $137,000 or 66.5% compared to 2002. This was the result of a tax refund pertaining to an application filed by the Company with the Washington State Department of Revenue for overpayment of business and occupation tax. State taxes decreased $21,000 in 2002 or 9.3% compared to 2001.

Data processing expense increased $37,000 or 13.8% compared to 2002, and increased $54,000 or 25.2% in 2002 compared to 2001. The increases are primarily due to costs associated with the opening of the loan production office and costs related to continued enhancement of the Company's technology and security systems.

Other expense increased $82,000 or 4.7% in 2003 compared to an increase of $29,000 or 1.7% in 2002 over 2001. The increase in 2003 is due primarily to increased advertising and marketing expenses, as the Company embarked on a direct marketing program and implemented a community oriented advertising program. The increase in 2002 is related primarily to an increase in advertising expense of $30,000, professional fees of $35,000 and data processing costs of $47,000, which offset decreases in legal expense of $33,000, travel expenses of $10,000 and loan collection expense of $22,000.

The following table represents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2003.

	2003	Increase (Decrease) Amount	Increase (Decrease) %	2002	Increase (Decrease) Amount	Increase (Decrease) %	2001
			(Dollars in thousands)				
Salaries and employee benefits	$4,764	$ 568	13.5%	$4,196	$138	3.4%	$4,058
Occupancy and equipment	965	(19)	(1.9)%	984	21	2.2%	963
State taxes	69	(137)	(66.5)%	206	(21)	(9.3)%	227
Data processing	305	37	13.8%	268	54	25.2%	214
Other expense	1,842	82	4.7%	1,760	29	1.7%	1,731
Total non-interest expense	$7,945	$ 531	7.2%	$7,414	$221	3.1%	$7,193

CRITICAL ACCOUNTING POLICY

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its evaluation of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policy as related to the allowance for credit losses. The Company's allowance for credit loss methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that management believes is appropriate at each reporting date. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements. Qualitative factors include the general economic environment in the Company's markets, including economic conditions and, in particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of its loan portfolio, it intends to enhance its methodology accordingly. A materially different amount could be reported for the provision for credit losses in the statement of operations to change the allowance for credit losses if management's assessment of the above factors were different. This discussion and analysis should be read in conjunction with the Company's financial statements and the accompanying notes presented elsewhere herein, as well as the portion of this Management's Discussion and Analysis section entitled "Lending—Allowance and Provision for Credit Losses". Although management believes the levels of the allowance as of both December 31, 2003 and 2002 were adequate to absorb losses inherent in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot reasonably be predicted at this time.

ASSET AND LIABILITY MANAGEMENT

The largest component of the Company's earnings is net interest income. Interest income and interest expense are affected by general economic conditions, competition in the market place, market interest rates and repricing and maturity characteristics of the Company's assets and liabilities. Exposure to interest rate risk is primarily a function of differences between the maturity and repricing schedules of assets (principally loans and investment securities) and liabilities (principally deposits). Assets and liabilities are described as interest sensitive for a given period of time when they mature or can reprice within that period. The difference between the amount of interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitive "GAP" for any given period. The "GAP" may be either positive or negative. If positive, more assets reprice than liabilities. If negative, the reverse is true.

Certain shortcomings are inherent in the interest sensitivity "GAP" method of analysis. Complexities such as prepayment risk and customer responses to interest rate changes are not taken into account in the

"GAP" analysis. Accordingly, management also utilizes a net interest income simulation model to measure interest rate sensitivity. Simulation modeling gives a broader view of net interest income variability, by providing various rate shock exposure estimates. Management regularly reviews the interest rate risk position and provides measurement reports to the Board of Directors.

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2003 and differences between them for the maturity or repricing periods indicated.

	Due in one year or less	Due after one through five years	Due after five years	Total
		(dollars in thousands)		
Interest earning assets				
Loans	$ 78,261	$ 43,407	$78,070	$199,738
Investment securities	27,136	21,652	16,673	65,461
Fed Funds and interest bearing balances with banks	20,392	0	0	20,392
Federal Home Loan Bank Stock	0	0	915	915
Total interest earning assets	$125,789	$ 65,059	$95,658	$286,506
Interest bearing liabilities				
Interest bearing demand deposits	$ 47,388	$ 0	$ 0	$ 47,388
Savings deposits	84,105	0	0	84,105
Time deposits	59,040	26,405	0	85,445
Long term borrowings	2,000	6,500	6,000	14,500
Total interest bearing liabilities	$192,533	$ 32,905	$ 6,000	$231,438
Net interest rate sensitivity GAP	$(66,744)	$ 32,154	$89,658	$ 55,068
Cumulative interest rate sensitivity GAP		$(34,590)	$55,068	$ 55,068
Cumulative interest rate sensitivity GAP as a % of earning assets		(12.1)%	19.2%	19.2%

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2002 and difference between them for the maturity or repricing periods indicated.

	Due in one year or less	Due after one through five years	Due after five years	Total
		(dollars in thousands)		
Interest earning assets				
Loans	$ 70,081	$ 45,383	$70,326	$185,790
Investment securities	23,856	18,445	20,291	62,592
Fed Funds and interest bearing balances with banks	373	0	0	373
Federal Home Loan Bank Stock	0	0	866	866
Total interest earning assets	$ 94,310	$ 63,828	$91,483	$249,621
Interest bearing liabilities				
Interest bearing demand deposits	$ 31,030	$ 0	$ 0	$ 31,030
Savings deposits	72,163	0	0	72,163
Time deposits	71,441	10,536	0	81,977
Short term borrowings	1,800	0	0	1,800
Long term borrowings	—	5,000	6,000	11,000
Total interest bearing liabilities	$176,434	$ 15,536	$ 6,000	$197,970
Net interest rate sensitivity GAP	$(82,124)	$ 48,292	$85,483	$ 51,651
Cumulative interest rate sensitivity GAP		$(33,832)	$51,651	51,651
Cumulative interest rate sensitivity GAP as a % of earning assets		(13.6)%	20.7%	20.7%

Effects of Changing Prices. The results of operations and financial conditions presented in this report are based on historical cost information, and are unadjusted for the effects of inflation. Since the assets and liabilities of financial institutions are primarily monetary in nature, the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effects of inflation on financial institutions is normally not as significant as its influence on businesses which have investments in plants and inventories. During periods of high inflation there are normally corresponding increases in the money supply, and financial institutions will normally experience above-average growth in assets, loans and deposits. Inflation does increase the price of goods and services, and therefore operating expenses increase during inflationary periods.

INVESTMENT PORTFOLIO

The Company's investment securities portfolio increased $2,869,000, or 4.6% during 2003 to $65,461,000 at year end from $62,592,000 in 2002, which was a $25,974,000 increase over 2001. The changes in 2003 were primarily in U.S. Government agency mortgaged backed securities. Based on the low interest rate environment during 2002, the Bank borrowed long term funds from the Federal Home Loan Bank of Seattle totaling $7,000,000 and purchased U.S. Government agency mortgage backed securities. The transaction resulted in a yield spread of 195 basis points.

The carrying values of investment securities at December 31 in each of the last three years are as follows:

	2003	2002	2001
	(dollars in thousands)		
HELD TO MATURITY			
U.S. Agencies securities	$ 2,944	$ 6,611	$ 0
Obligations of states and political subdivisions	5,044	3,751	4,945
Total	$ 7,988	$10,362	$ 4,945

	2003	2002	2001
	(dollars in thousands)		
AVAILABLE FOR SALE			
U.S. Agencies securities	18,030	19,164	6,872
Obligations of states and political subdivisions	14,751	12,098	11,713
Other securities	24,692	20,968	13,088
Total	$57,473	$52,230	$31,673

The following table presents the maturities of investment securities at December 31, 2003. Taxable equivalent values are used in calculating yields assuming a tax rate of 34%.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
			(dollars in thousands)		
HELD TO MATURITY					
U.S. Agency securities	$ —	$ —	$ —	$ 2,944	$ 2,944
Weighted average yield	—	—	—	4.05%	
Obligations of states and political subdivisions	$ 449	$ 1,598	$ 964	$ 2,033	$ 5,044
Weighted average yield	4.01%	4.15%	7.14%	7.06%	
Total	$ 449	$ 1,598	$ 964	$ 4,977	$ 7,988

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
			(dollars in thousands)		
AVAILABLE FOR SALE					
U.S. Agency securities	$ 1,620	$ 498	$3,220	$12,692	$18,030
Weighted average yield	5.63%	2.62%	3.56%	3.97%	
Obligations of states and political subdivisions	$ 2,226	$ 7,663	$3,126	$ 1,736	$14,751
Weighted average yield	7.23%	6.61%	6.53%	6.60%	
Other securities	$20,459	$ 3,134	$1,099	0	$24,692
Weighted average yield	2.35%	5.83%	4.06%	0	
Total	$24,305	$11,295	$7,445	$14,428	$57,473

LENDING

General. The Company's policy is to originate loans primarily in its local markets. Depending on the purpose of the loan, the loans may be secured by a variety of collateral, including business assets, real estate, and personal assets.

The following table sets forth the composition of the Company's loan portfolio at December 31 in each of the past five years.

	2003	2002	2001	2000	1999
			(dollars in thousands)		
Commercial	$ 64,344	$ 69,794	$ 72,427	$ 68,827	$ 56,198
Real Estate Construction	11,894	9,697	6,554	6,118	3,325
Real Estate Mortgage	117,940	101,151	91,714	96,334	88,905
Installment	4,625	4,114	4,941	4,612	3,379
Credit cards and overdrafts	935	1,034	968	1,277	857
Total	$199,738	$185,790	$176,604	$177,168	$152,664

Loan Maturities and Sensitivity in Interest Rates. The following table presents information related to maturity distribution and interest rate sensitivity of commercial and real estate construction loans outstanding, based on scheduled repayments at December 31, 2003.

	Due in one year or less	Due after one through five years	Due after five years	Total
		(dollars in thousands)		
Commercial	$38,964	$ 13,648	$ 11,732	$ 64,344
Real estate construction	7,967	726	3,201	11,894
Total	$46,931	$ 14,374	$ 14,933	$ 76,238
Total loans maturing after one year with				
Predetermined interest rates (fixed)		$ 27,484	$115,665	$143,149
Floating or adjustable rates (variable)		13,323	2,358	15,681
Total		$ 40,807	$118,023	$158,830

At December 31, 2003, 39.2% of the total loan portfolio presented above was due in one year or less.

Risk Elements. Risk elements include accruing loans past due ninety days or more, non-accrual loans, and loans which have been restructured to provide reduction or deferral of interest or principal for reasons related to the debtor's financial difficulties. The Company's policy for placing loans on non-accrual status is based upon management's evaluation of the ability of the borrower to meet both principal and interest payments as they become due. Generally, loans with interest or principal payments which are ninety or more days past due are placed on non-accrual, unless they are well-secured and in the process of collection, and the interest accrual is reversed against income.

The following table presents information related to the Company's non-accrual loans and other non-performing assets at December 31 in each of the last five years.

	2003	2002	2001	2000	1999
		(dollars in thousands)			
Non-accrual loans	$465	$1,864	$1,254	$3,128	$175
Accruing loans past due 90 days or more	0	2	79	292	140
Restructured loans	0	0	0	0	0
Foreclosed real estate owned	98	686	1,040	0	177

Non-accrual loans decreased approximately $1,399,000 to $465,000 in 2003 from 2002. The total is net of charge-offs based on management's estimate of fair market value or the result of appraisals. The properties consist of real estate and commercial real estate properties. During 2003, sales of foreclosed real estate owned totaled $1,363,000. At December 31, 2003, the balance remaining in foreclosed real estate owned totaled $98,000. Non-accrual loans decreased $1,874,000 to $1,254,000 at year-end 2001 after increasing to $3,128,000 in 2000 from $175,000 in 1999. The increase in non-accrual loans experienced in 2000 was attributable to the decline in the regional and national economies and the local agriculture economy. Interest income on non-accrual loans that would have been recorded had those loans performed in accordance with their initial terms, as of December 31, was $37,000 for 2003, $118,000 for 2002, $75,000 for 2001, $168,000 for 2000 and $10,000 for 1999. Interest income recognized on impaired loans for 2003 was $19,000, for 2002 was $13,000, for 2001 was $2,000, for 2000 was $31,000, and for 1999 was $11,000.

Loan Concentrations. The Company has credit risk exposure related to real estate loans. The Company makes real estate loans for construction and loans for other purposes which are secured by real estate. At December 31, 2003, loans secured by real estate totaled $129,834,000, which represents 65% of the total loan portfolio. Real estate construction loans comprised $11,894,000 of that amount, while real estate loans secured by residential properties totaled $26,615,000. As a result of these concentrations of loans, the loan portfolio is susceptible to changes in economic and market conditions in the Company's market areas.

The Company generally requires collateral on all real estate exposures and typically maintains loan-to-value ratios of no greater than 80%.

Allowance and Provision for Credit Losses. The allowance for credit losses reflects management's current estimate of the amount required to absorb losses on existing loans and commitments to extend credit. Loans deemed uncollectible are charged against and reduce the allowance. Periodically, a provision for credit losses is charged to current expense. This provision acts to replenish the allowance for credit losses and to maintain the allowance at a level that management deems adequate. There is no precise method of predicting specific loan losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the allowance for credit losses can be determined only on a judgmental basis, after full review, including (a) consideration of economic conditions and the effect on particular industries and specific borrowers; (b) a review of borrowers' financial data, together with industry data, the competitive situation, the borrowers' management capabilities and other factors; (c) a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff credit personnel of all loans which are identified as being of less than acceptable quality; (d) an in-depth appraisal, on a monthly basis, of all loans judged to present a possibility of loss (if, as a result of such monthly appraisals, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and (e) an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans. A formal analysis of the adequacy of the allowance is conducted quarterly and is reviewed by the Board of Directors. Based on this analysis, management considers the allowance for credit losses to be adequate.

Periodic provisions for loan losses are made to maintain the allowance for credit losses at an appropriate level. The provisions are based on an analysis of various factors including historical loss experience based on volumes and types of loans, volumes and trends in delinquencies and non-accrual loans, trends in portfolio volume, results of internal and independent external credit reviews, and anticipated economic conditions.

Transactions in the allowance for credit losses for the five years ended December 31, 2003 are as follows:

	2003	2002	2001	2000	1999
		(dollars in thousands)			
Balance at beginning of year	$2,473	$2,109	$2,026	$1,930	$1,864
Charge-offs:					
Commercial	17	131	170	554	114
Real estate loans	239	461	366	0	0
Credit card	6	16	13	6	13
Installment	3	24	15	8	7
Total charge-offs	$ 265	$ 632	$ 564	$ 568	$ 134
Recoveries:					
Commercial	$ 5	$ 11	$ 54	$ 15	$ 23
Real estate loans	23	28	12	110	0
Credit card	1	2	0	0	6
Installment	1	1	13	2	1
Total recoveries	$ 30	$ 42	$ 67	$ 29	$ 140
Net charge-offs (recoveries)	235	590	497	539	(6)
Provision for credit losses	0	954	580	635	60
Balance at end of year	$2,238	$2,473	$2,109	$2,026	$1,930
Ratio of net charge-offs (recoveries) to average loans outstanding	.12%	.33%	.29%	.33%	—

The allowance for credit losses was $2,238,000 at year-end 2003, compared with $2,473,000 at year-end 2002, a decrease of $235,000 or 9.5%. The aggregate decrease resulted from the net charge-offs totaling $235,000 in 2003. The decreased level of allowance for credit losses was primarily due to improvement in the quality of the loan portfolio and decreased loss factors utilized in the allowance for loan loss analysis. Changes in the composition of the loan portfolio included a 7.8% decrease in commercial loans, while real estate construction and real estate mortgage loans increased 39.3%. Estimated loss factors used in the allowance for credit loss analysis are established based in part on historic charge-off data by loan category and economic conditions. Based on the trends in historical charge-offs analysis, the loss factors used in the allowance for credit loss analysis for commercial loans and real estate loans were increased during the year ended December 31, 2003.

Based on the methodology used for credit loss analysis, management deemed the allowance for credit losses of $2,238,000 at December 31, 2003 (1.12% of total loans outstanding and 411.40% of non-performing loans) adequate to provide for estimated losses based on an evaluation of known and inherent risks in the loan portfolio at that date.

In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and in October 1996, issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition Disclosures, an amendment to SFAS No. 114". The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Company excludes loans that are currently measured at fair value or at the lower of cost or fair value, and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment. The Company's Board of Directors approved a change in definition of impaired loans during 2003. Impaired loans now include all loans in non-accrual status over $5,000 and loans in excess of $1,000,000 that meet at least watch status risk characteristics. The following table summarizes the Bank's impaired loans at December 31:

	2003	2002	2001	2000	1999
		(dollars in thousands)			
Total Impaired Loans	$11,147	$2,314	$1,662	$3,128	$175
Total Impaired Loans with Valuation Allowance	123	18	1,180	1,114	—
Valuation Allowance related to Impaired Loans	23	2	143	412	—

No allocation of the allowance for credit losses was considered necessary for the remaining impaired loans. The balance of the allowance for credit losses in excess of these specific reserves is available to absorb losses from all loans.

It is the Company's policy to charge-off any loan or portion of a loan that is deemed uncollectible in the ordinary course of business. The entire allowance for credit losses is available to absorb such charge-offs. The Company allocates its allowance for credit losses primarily on the basis of historical data. Based on certain characteristics of the portfolio, losses can be anticipated for major loan categories.

The following table presents the allocation of the allowance for credit losses among the major loan categories based primarily on their historical net charge-off experience and other business considerations at December 31 in each of the last five years.

	2003 Reserve	% of Total Loans	2002 Reserve	% of Total Loans	2001 Reserve	% of Total Loans	2000 Reserve	% of Total Loans	1999 Reserve	% of Total Loans
	(dollars in thousands)									
Commercial loans	$ 764	32%	967	37%	$ 548	41%	$ 689	39%	$ 720	37%
Real estate loans	1,399	65%	1,406	60%	1,413	56%	1,256	58%	1,153	60%
Consumer loans	75	3%	100	3%	148	3%	81	3%	58	3%
Total allowance	$2,238	100%	2,473	100%	$2,109	100%	$2,026	100%	$1,930	100%
Ratio of allowance for credit losses to loans outstanding at end of year	1.12%		1.33%		1.19%		1.14%		1.26%	

The table indicates a decrease of $203,000 in the allowance related to commercial loans from December 31, 2002 to December 31, 2003, a decrease of $7,000 relating to real estate loans, and a decrease of $25,000 related to consumer loans. There was an increase of $419,000 from December 31, 2001 to December 31, 2002 in the allowance related to commercial loans, which was offset by decreases of $7,000 in real estate loans and $48,000 in consumer loans during the same period.

DEPOSITS

The Company's primary source of funds has historically been customer deposits. A variety of deposit products are offered to attract customer deposits. The products include non-interest bearing demand accounts, negotiable order of withdrawal (NOW) accounts, savings accounts, and time deposits. Interest-bearing accounts earn interest at rates established by management, based on competitive market factors and the need to increase or decrease certain types of maturities of deposits. The Company has succeeded in growing its deposit base over the last three years despite increasing competition for deposits in our markets. The Company believes that it has benefited from its local identity and superior customer service. Attracting deposits remains integral to the Company's business as it is the primary source of funds for loans and a major decline in deposits or failure to attract deposits in the future could have an adverse effect on operations.

The following table sets forth the average balances for each major category of deposits and the weighted average interest rate paid for deposits for the periods indicated.

	2003	RATE	2002	RATE	2001	RATE
	(dollars in thousands)					
Demand deposits	$ 42,864	0.00%	$ 36,180	0.00%	$ 33,419	0.00%
Interest bearing demand deposits	33,251	.42%	29,137	.76%	26,949	2.09%
Savings deposits	78,878	.87%	74,974	1.15%	78,897	2.32%
Time deposits	86,634	2.42%	79,664	3.35%	75,819	5.20%
Total	$241,627	1.20%	$219,955	1.70%	$215,084	3.49%

Maturities of time certificates of deposit as of December 31, 2003 are summarized as follows:

	Under $100,000	Over $100,000	Total
	(dollars in thousands)		
3 months or less	$ 9,030	$11,866	$20,895
Over 3 through 6 months	7,453	8,201	15,654
Over 6 through 12 months	11,788	10,702	22,490
Over 12 months	13,566	12,839	26,405
Total	41,837	43,608	85,445

SHORT-TERM BORROWINGS

The following is information regarding the Company's short-term borrowings for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
	(dollars in thousands)		
Amount outstanding at end of period	$0	$1,800	$ 0
Weighted average interest rate thereon	0%	1.35%	0%
Maximum amount outstanding at any month end during period	$0	$2,790	$7,580
Average amounts outstanding during the period	0	174	963
Weighted average interest rate during period	0%	2.48%	5.68%

CONTRACTUAL OBLIGATIONS

The following is information regarding the Company's long-term obligations, which consists of borrowings from the Federal Home Loan Bank, for the year ended December 31, 2003.

	Payments due by Period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Other Long-term Liabilities	$14,500	2,000	3,000	9,500	0

KEY FINANCIAL RATIOS

Year ended December 31,	2003	2002	2001	2000	1999
Return on average assets	1.61%	1.54%	1.55%	1.34%	1.64%
Return on average equity	17.10%	15.81%	15.57%	14.95%	17.26%
Average equity to average assets ratio	9.44%	9.74%	9.96%	8.96%	9.49%
Dividend payout ratio	77%	87%	86%	97%	79%

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The primary concern of depositors, creditors and regulators is the Company's ability to have sufficient funds readily available to repay liabilities as they mature. In order to ensure adequate funds are available at all times, the Company monitors and projects the amount of funds required on a daily basis. Through the Bank, the Company obtains funds from its customer base, which provides a stable source of "core" demand and consumer deposits.

Other sources are available with borrowings from the Federal Home Loan Bank of Seattle and correspondent banks. Liquidity requirements can also be met through disposition of short-term assets. In management's opinion, the Company maintains an adequate level of liquid assets, consisting of cash and due from banks, interest bearing deposits with banks, and federal funds sold to support the daily cash flow requirements.

Management expects to continue to rely on customer deposits as the primary source of liquidity, but may also obtain liquidity from maturity of its investment securities, sale of securities currently available for sale, net income, and other borrowings. Although deposit balances have shown historical growth, deposit habits of customers may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, consumer confidence, and competition. Borrowings may be used on a short-term basis to compensate for reductions in deposits, but are generally not considered a long term solution to liquidity issues. Therefore, reductions in deposits could adversely affect the Company's results of operations.

Capital. The Company endeavors to maintain equity capital at an adequate level to support and promote investor confidence. The Company conducts its business through the Bank. Thus, the Company needs to be able to provide capital and financing to the Bank should the need arise. The primary sources for obtaining capital are additional stock sales and retained earnings. Total shareholders' equity averaged $26,786,000 in 2003, compared to $24,766,000 in 2002, an increase of 8.2%, and $24,451,000 in 2001, an increase of 10.7% compared to 2000.

The Company's Board of Directors considers financial results, growth plans, and anticipated capital needs in formulating its dividend policy. The payment of dividends is subject to adequate financial results of the Bank, and limitations imposed by law and governmental regulations.

The Federal Reserve has established guidelines that mandate risk-based capital requirements for bank holding companies. Under the guidelines, one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. The Company's capital ratios include the assets of the Bank on a consolidated basis in accordance with the requirements of the Federal Reserve. The Company's capital ratios have exceeded the minimum required to be classified "well capitalized" for each of the past three years.

The following table sets forth the minimum required capital ratios and actual ratios for December 31, 2003 and 2002.

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Capital Adequacy Purposes Ratio
	(dollars in thousands)			
December 31, 2003				
Tier 1 capital (to average assets)	$25,093	8.46%	$11,864	4.00%
Tier 1 capital (to risk-weighted assets)	25,093	11.56%	8,686	4.00%
Total capital (to risk-weighted assets)	27,331	12.59%	17,372	8.00%
December 31, 2002				
Tier 1 capital (to average assets)	$23,966	8.92%	$10,753	4.00%
Tier 1 capital (to risk-weighted assets)	23,966	11.73%	8,172	4.00%
Total capital (to risk-weighted assets)	26,457	12.95%	16,344	8.00%

OTHER EVENTS

On October 22, 2003, the Company announced the signing of a definitive agreement for the acquisition of BNW Bancorp, Inc. ("BNW") by merger. Upon completion of the transaction on Februaruy 27, 2004, each share of BNW common stock was converted into the right to receive 0.85 shares of the Company's common stock, resulting in the issuance of approximately 636,673 of the Company's common stock. Simultaneous with the merger of BNW into Pacific, BNW's subsidiary Bank NorthWest was merged into Bank of the Pacific.

As a result of the merger of BNW into Pacific, the Company had assets of approximately $407 million, deposits of approximately $339 million, and shareholders equity of approximately $44 million, at February 29, 2004. BNW had net interest income of $4,822,622, noninterest income of $1,259,821, and noninterest expense of $5,078,774 for fiscal year 2003. There is no assurance that the five branches acquired from BNW in the merger will achieve similar results in 2004, or future years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's results of operations are largely dependent upon its ability to manage interest rate risk. Management considers interest rate risk to be a significant market risk that could have a material effect on the Company's financial condition and results of operations. The Company does not currently use derivatives to manage market and interest rate risks. All of the Company's transactions are denominated in U.S. dollars. Approximately 30% of the Company's loans have interest rates that float with the Company's reference rate. Fixed rate loans generally are made with a term of five years or less.

In the Asset and Liability Management section of the Management's Discussion and Analysis is a table presenting estimated maturity or pricing information indicating the Company's exposure to interest rate changes. The assumptions and description of the process used to manage interest rate risk is further discussed in the Asset and Liability Management section. The following table discloses the balances of financial instruments held by the Company, including the fair value as of December 31, 2003.

The expected maturities are disclosed based on contractual schedules. Principal repayments are not considered. The expected maturities for financial liabilities with no stated maturity reflect estimated future roll-off rates. The roll-off rates for non-interest bearing deposits, interest bearing demand deposits, money market accounts, and savings deposits are 15%, 25%, 25% and 20%, respectively. The interest rates disclosed are based on rates in effect at December 31, 2003. Fair values are estimated in accordance with generally accepted accounting principles as disclosed in the financial statements.

Year ended December 31, 2003 (dollars in thousands)	Expected Maturity 2004	2005	2006	2007	2008	there after	Total	Fair Value
Financial Assets								
Cash and cash equivalents								
Non-interest bearing	$ 9,280	—	—	—	—	—	$ 9,280	$ 9,280
Interest bearing deposits in banks	$15,392	—	—	—	—	—	$ 15,392	$ 15,392
Weighted average interest rate	1.24%							
Federal funds sold								
Fixed rate	$ 5,000	—	—	—	—	—	$ 5,000	$ 5,000
Weighted average interest rate	.90%							
Securities available for sale								
Fixed rate	$ 3,846	$4,156	$3,188	$ 984	$1,151	$21,308	$ 34,633	$ 34,633
Weighted average interest rate	6.33%	6.03%	4.27%	3.92%	4.28%	3.48%		
Adjustable rate	$20,459	—	—	—	—	$ 2,381	$ 22,840	$ 22,840
Weighted average interest rate	2.35%					2.19%		
Securities held to maturity								
Fixed rate	$ 449	—	$ 56	$ 854	$ 688	$ 5,941	$ 7,988	$ 8,097
Weighted average interest rate	3.02%		4.50%	2.50%	2.90%	3.71%		
Loans receivable								
Fixed rate	$35,250	$5,484	$9,120	$8,528	$6,769	$75,299	$140,450	$141,161
Weighted average interest rate	6.49%	7.78%	6.94%	7.20%	7.04%	7.06%		
Adjustable rate	$43,207	$ 399	$5,686	$1,744	$5,894	$ 2,358	$ 59,288	$ 59,288
Weighted average interest rate	5.27%	3.53%	5.97%	7.08%	5.23%	6.08%		
Federal Home Loan Bank stock	$ 915	—	—	—	—	—	$ 915	$ 915
Weighted average interest rate	5.52%							

Year ended December 31, 2002 (dollars in thousands)	Expected Maturity 2004	2005	2006	2007	2008	there after	Total	Fair Value
Financial Liabilities								
Non-interest bearing deposits	$ 6,579	$ 9,321	$6,990	$4,194	$3,355	$13,423	$43,862	$43,862
Interest bearing checking accounts	$ 7,108	$10,070	$7,552	$5,664	$3,399	$13,595	$47,388	$47,388
Weighted average interest rate	.54%	.54%	.54%	.54%	.54%	.54%		
Money Market accounts	$ 4,770	$ 6,756	$5,067	$3,801	$2,280	$ 9,123	$31,797	$31,797
Weighted average interest rate	.86%	.86%	.86%	.86%	.86%	.86%		
Savings accounts	$ 7,846	$11,115	$8,336	$5,002	$4,002	$16,007	$52,308	$52,308
Weighted average interest rate	.80%	.80%	.80%	.80%	.80%	.80%		
Certificates of deposit								
Fixed rate	$56,274	$ 8,319	$2,007	$3,318	$5,584	—	$75,502	$76,218
Weighted average interest rate	1.61%	2.13%	2.97%	4.66%	3.91%			
Variable rate	$ 9,943	—	—	—	—	—	$ 9,943	$ 9,943
Weighted average interest rate	3.31%							
Borrowings								
Fixed rate	$ 2,000	$ 2,000	$1,000	—	$3,500	$ 6,000	$14,500	$12,905
Weighted average interest rate	3.20%	4.41%	3.48%		2.94%	3.49%		

As illustrated in the tables above, our balance sheet is currently sensitive to decreasing interest rates, meaning that more interest bearing assets mature or re-price than interest earning liabilities. Therefore, if our asset and liability mix were to remain unchanged, and there was a decrease in market rates of interest, the Company would expect that its net income would be adversely affected. In contrast, an increasing interest rate environment would positively affect such income. While the table presented above provides information about the Company's interest sensitivity, it does not predict the trends of future earnings. For this reason, financial modeling is used to forecast earnings under varying interest rate projections. While this process assists in managing interest rate risk, it does require significant assumptions for the projection of loan prepayments, loan origination volumes and liability funding sources that may prove to be inaccurate.

GENERAL CORPORATE AND SHAREHOLDER INFORMATION

Corporate Headquarters	300 E. Market Street Aberdeen, WA 98520 (360) 533-8870
Independent Accountants	McGladrey & Pullen LLP Tacoma, Washington
Transfer Agent, Registrar and Dividend Disbursing Agent	Shareholder inquiries regarding transfer requirement, cash dividends, lost certificates, consolidating records, correcting a name or changing an address should be directed to the transfer agent: Pacific Financial Corporation Attn: Sandra Key P.O. Box 1826 Aberdeen, Washington 98520 Telephone: (360) 533-8873 ext. 233

Annual Meeting

The annual meeting of shareholders will be held on April 28, 2004 at 7 p.m. at The Chautauqua Lodge, 304 14th Street N, Long Beach, Washington.

Form 10K

This report on Form 10-K is available without charge to shareholders of record or beneficial owners of our common stock upon written request to:

John Van Dijk, Secretary/Treasurer
Pacific Financial Corporation
P.O. Box 1826
Aberdeen, Washington 98520

Stock Information

Pacific Financial Corporation's common stock has not been publicly traded to date. Accordingly no broker makes a market in the company's stock. The prices reported reflect only the transactions known to company management as reported by individual investors to the company as its own transfer agent. At December 31, 2003 there were approximately 922 shareholders of record. Because only limited information is available, our stock price data may not accurately reflect the actual market value of our common stock. More recent stock prices can be viewed on our website at *www.thebankofpacific.com.*

Stock Information	Stock Prices High	Stock Prices Low	Cash Dividends Paid per share
Quarter Ended			
March 31, 2002	$25	$23	$1.32
June 30, 2002	24	22	
September 30, 2002	24	21	
December 31, 2002	25	24	
March 31, 2003	27	25	$1.35
June 30, 2003	30	28	
September 30, 2003	31	30	
December 31, 2003	33	31	

As of December 31, 2003, the Bank of the Pacific could declare upstream dividends totaling $4,579,000 without prior regulatory approval.

BOARD OF DIRECTORS

Joseph A. Malik, Chairman
Retired
Former Executive Director of the Commission on Colleges

Sidney R. Snyder, Vice Chairman
Owner, Sid's Food Market
Retired, Washington State Senate

Duane E. Hagstrom
Retired
Former President & C.E.O.
Bank of the Pacific

Walter L. Westling
President
Schaben & Westling

Gary C. Forcum
Private Investor

Randy W. Rognlin
Co-Owner
Rognlins, Inc.

Douglas M. Schermer
Owner
Schermer Construction Inc.

John R. Ferlin
President & C.E.O.
Brooks Manufacturing Co.

Stewart L. Thomas
Chairman of the Board
Bellingham Cold Storage

Robert J. Worrell
Retired
Former C.E.O.
Pacific Financial Corporation

Robert A. Hall
Private Investor
Partner, N.W. Health Care Linen Co., LLC

David L. Woodland
Retired
Former President
Earl C. Woodland, Inc.

Dennis A. Long
President & C.E.O.
Pacific Financial Corporation

Susan C. Freese
Co-Owner
Peninsula Pharmacy

Edwin W. Ketel
Owner
Oceanside Animal Clinic

Randy J. Rust
Former Co-Owner
Westport Shipyards

G. Dennis Archer
Founder and Director of Tax Services
Archer Group

OFFICERS

Dennis A. Long
President & C.E.O

Bruce D. MacNaughton
Vice President

John Van Dijk
Secretary & Treasurer

Denise J. Portmann
Assistant Secretary

SUBSIDIARIES

The Bank of the Pacific
300 E. Market Street
Aberdeen, WA 98520
360-533-8870
www.thebankofpacific.com

This annual report is furnished to shareholders of Pacific Financial Corporation under the proxy solicitation rules of the Securities and Exchange Commission. This annual report is also furnished to customers of The Bank of the Pacific pursuant to the requirements of the Federal Deposit Insurance Corporation (FDIC) to provide an annual disclosure statement. This statement has not been reviewed or confirmed for accuracy or relevance by the FDIC.